EXHIBIT 12.1

MINDSPEED TECHNOLOGIES, INC.
STATEMENT RE: COMPUTATION OF RATIOS
(unaudited, dollars in thousands)

The following table sets forth the consolidated ratio of earnings to fixed changes for the period indicated.

Six Months Ended
March 31, 2005
Earnings:
Loss before income taxes	$(48,539)
Add: Fixed charges	1,796

$(46,743)

Fixed charges:
Interest	$685
Interest portion of rental expense	1,111

$1,796

Ratio of earnings to fixed charges (1)	—

(1)	For the six months ended March 31, 2005, the Company’s earnings were insufficient to cover its fixed charges by $48.5 million.